UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	Thrive Series Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	223 Wilmington West Chester Pike, Suite #216 Chadds For, PA 19317

TELEPHONE NUMBER:	(610) 558-1750

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	The Corporation Trust Company Corporation Trust Center 1209 Orange Street New Castle County Wilmington, DE 19801

COPIES OF COMMUNICATIONS TO:	Liam Clarke Thrive Series Trust 223 Wilmington West Chester Pike Suite #216 Chadds Ford, PA 19317

JoAnn Strasser, Esq. Thompson Hine LLP 41 South High St., Suite 1700 Columbus, Ohio 43215 614.469.3200

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/ Yes	/ / No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the initial Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the Chadds Ford, Pennsylvania on this 2nd day of June, 2025.

Thrive Series Trust

/s/ Charles D. Martin III
By: Charles D. Martin III
Trustee

Attest: /s/ Matthew Seidenberg
Name:Matthew Seidenberg
Title: Secretary